MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Fiscal Years Ended September 30,
	2014	2013	2012	2011	2010
Earnings before Fixed Charges:
Net Income from Continuing Operations	$19,845,294	$21,103,686	$18,699,765	$15,263,380	$11,043,787
Interest Expense	16,104,678	14,956,954	15,352,499	14,870,906	14,699,157
Amortization of Financing Costs	725,745	647,112	630,969	457,279	409,689
Total Earnings before Fixed Charges	$36,675,717	$36,707,752	$34,683,233	$30,591,565	$26,152,633

Fixed Charges & Preferred Stock Dividends:
Interest Expense	$16,104,678	$14,956,954	$15,352,499	$14,870,906	$14,699,157
Amortization of Financing Costs	725,745	647,112	630,969	457,279	409,689
Preferred Dividend	8,607,032	8,607,032	5,513,126	4,079,219	2,521,214
Total Fixed Charges & Preferred Share Dividends	$25,437,455	$24,211,098	$21,496,594	$19,407,404	$17,630,060

Fixed Charge Coverage Ratio	1.4x	1.5x	1.6x	1.6x	1.5x